EXHIBIT B-2


          PRELIMINARY LISTING OF ELECTRIC ASSETS AND LIABILITIES BEING TRANSFERRED FROM UNION ELECTRIC COMPANY TO CENTRAL ILLINOIS
                             PUBLIC SERVICE COMPANY


Union Electric Company (AmerenUE) is transferring Illinois electric service territory to Central Illinois Public Service Company.

1. All real and personal property located in the State of Illinois owned by AmerenUE (including plant in service and construction work in progress) used in the transmission and distribution of electricity. Excluded from the transfer are the Venice-St. Louis submarine cables and certain equipment located at the Venice Plant Switchyard assigned to production, mainly the Generator Step-up transformers. All production facilities at the Venice Plant and Keokuk Plant flowage land are excluded. The cost of these assets are recorded in Accounts 101, and 107 of the Uniform System of Accounts and the related accumulated provision for depreciation and amortization are recorded in Accounts 108, and 111.

2. All non-utility real property located in the State of Illinois, excluding real and personal property located at the Venice Power Plant site. The cost of these assets are recorded in Account 121 of the Uniform System of Accounts. There is no related accumulated provision for depreciation and amortization.

3. Working funds recorded in Account 135, consisting of petty cash maintained at the East. St. Louis office.

4.   Accounts Receivable of Illinois electric customers recorded in Account 142.

5. The provision for uncollectible accounts associated with accounts receivable being transferred to AmerenCIPS (paragraph 4 above).

6. Plant materials and operating supplies located at the Alton Storeroom and truck stock recorded in Account 154.

7. An allocation of undistributed stores expense recorded in Account 163, associated with the plant materials and operating supplies being transferred to AmerenCIPS. The allocation was based on the proportionate share of activity expensed in the first eight months of 2000.

8. Accrued Illinois electric revenues for service not billed at the time of transfer recorded in Account 173.

9.   AFUDC temporary differences due to FAS 109 recorded in Account 182.

10.  Amounts collected for environmental cleanup recorded in Account 186.

11. Accumulated deferred income taxes recorded in Account 190, for the income taxes related to unamortized Investment Tax Credit being transferred to AmerenCIPS.

12.  Accrued payroll payable recorded in Account 232.

13. Customer deposits related to Illinois electric customers recorded in Account 235.

14.  Accrued vacation liability for electric employees recorded in Account 242.

15.  Customer Advances recorded in Account 252.

16. Unamortized investment credit and Federal excess taxes - depreciation both recorded in Account 254.

17. Unamortized Deferred Investment Tax Credits recorded in Account 255, related to the plant assets being transferred to AmerenCIPS.

18. Accumulated Deferred Income Taxes recorded in Account 282 related to the plant being transferred to AmerenCIPS.

The following schedules provide more detailed listings of the assets identified above:

     Schedule 1 lists the asset and liability accounts being transferred to AmerenCIPS by ICC Account. The value shown in this and other schedules are the amounts estimated for AmerenUE books at December 31, 2000.

     Schedule 2 lists the amounts being transferred to AmerenCIPS recorded in accounts 101, 107, 108, and 111 by function (paragraph 1 above).

     Schedule 3 consists of a listing of the plant material and operating supply amounts being transferred to AmerenCIPS by works headquarters.